NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION, INC. REPORTS SECOND QUARTER AND SIX MONTH RESULTS

Company to Host Conference Today at 4:30 p.m. ET

JACKSONVILLE, Fla.  August 5, 2010 -- ParkerVision, Inc. (NasdaqGM: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported reduced losses for the second quarter and six months ended June 30, 2010 as compared to the same periods in 2009.  ParkerVision reduced second quarter 2010 operating expenses by approximately $1,944,000 or 34% from the same period in 2009, largely as a result of cost control programs.

For the second quarter ended June 30, 2010 the reported net loss was $3.8 million, or $0.09 per share, compared to a net loss in the second quarter of 2009 of $5.8 million, or $0.17 per share.

For the six month period ended June 30, 2010, ParkerVision reported a net loss of $7.7 million, or $0.19 per share, compared with a net loss of $10.9 million, or $ 0.35 per share for the first six months of 2009.

ParkerVision ended the second quarter of 2010 with approximately $7.7 million in cash and short-term investments after approximately $3.0 million in cash usage for the quarter.  Use of cash for operations decreased approximately $1.3 million, or 20%, in the first half of 2010 when compared to the same period in 2009.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We continue to maintain a crisp focus on our recent 3G design win and the steps leading to the launch of 3G handsets with our d2p™ technology inside.  We believe our dedicated focus on a successful product launch with our industry partners will open the gates to many more near-term opportunities for our products and technologies.”

The Company will host a conference call and webcast today at 4:30 p.m. ET for a discussion of its 2010 second quarter financial results. The conference call will be accessible by telephone at 1-888-596-2611, at least five minutes before the scheduled start time.  International callers should dial 913-312-1443. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm.  The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2009 and the Forms 10Q for the quarters ended March 31, 2010 and June 30, 2010. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

ParkerVision, Inc.
Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Service revenue	$-	$-	$64	$-
Cost of goods sold	-	-	47	-
Gross margin	-	-	17	-

Research and development	2,163	3,574	4,467	6,575
Marketing and selling	442	538	903	1,153
General and administrative	1,208	1,645	2,413	3,208
Total operating expense	3,813	5,757	7,783	10,936

Interest and other income	23	1	25	38

Net loss	$(3,790)	$(5,756)	$(7,741)	$(10,898)

Basic and diluted loss per common share	$(0.09)	$(0.17)	$(0.19)	$(0.35)

Balance Sheet Highlights (in thousands)	June 30, 2010 (unaudited)	December 31, 2009
Cash and cash equivalents	$632	$13,491
Available for sale securities	7,025	-
Prepaid and other current assets	379	594
Property and equipment, net	692	836
Intangible assets, net	9,819	10,078
Other assets	529	546
Total assets	$19,076	$25,545

Current liabilities	$1,294	$1,508
Long term liabilities	75	154
Shareholders’ equity	17,707	23,883
Total liabilities and shareholders’ equity	$19,076	$25,545

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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